Exhibit 99.62

Titan Hits Upper Range of Production Guidance and Beats Cost Guidance

Vancouver, BC – March 20, 2025 – Titan Mining Corporation (TSX: TI, OTCQB: TIMCF) (“Titan” or the "Company") is pleased to announce the results for the year ended December 31, 2024. The Company has achieved the top end of its 2024 production guidance and costs were 10% lower than the low end of its AISC guidance, at its wholly owned Empire State Mines (“ESM”), despite the production suspension caused by Storm Debby in Q3 2024. (All amounts are in U.S. dollars unless otherwise stated).

FY 2024 HIGHLIGHTS:

●	Produced 21.7 million pounds of payable zinc in Q4 2024 up 56% when compared to Q4 2023 and total production of 59.5 million pounds of payable zinc for FY 2024.

●	Revenues of $26.3 million in Q4 2024, up 318% when compared to Q3 2024 and up 241% when compared to Q4 2023.

●	C1 cash costs per payable pound sold of $0.81 for Q4 2024, down 30% when compared to Q4 2023. C1 cash costs were also down to $0.91 for FY 2024, a decrease of 13% when compared to FY 2023. The C1 cash cost achieved is 7% lower than the low end of the C1 cash cost guidance range of $0.98-1.02/lb for 2024.

●	AISC of $0.86 for Q4 2024, down 26% when compared to Q4 2023. AISC for FY 2024 was down to $0.94, a 13% decrease when compared to FY 2023. The achieved AISC is 10% lower than the low end of the AISC guidance range of $1.04-1.10/lb for 2024.

●	Cash flows from operations of $16.5 million for FY 2024, up 170% when compared to FY 2023.

●	Another record year in safety at the Empire State Mine since re-opening, with an injury frequency rate of 0.7, more than 70% lower than the national average.

●	Completion of an updated mineral resource estimate and extended mine life for ESM’s zinc operations until 2033, reporting a 22% increase in measured and indicated contained pounds of zinc compared to the Company’s 2020 zinc mineral resource estimate.

●	Completion of a maiden mineral resource estimate for the Kilbourne Graphite Project, resulting in an open-pit constrained inferred mineral resource estimate of 22 million US short tons at an average grade of 2.91% (Cg) containing 653,000 tons of graphite, based on a cut-off grade of 1.50%.

●	An aggregate of US$22 million principal repaid on the Company’s credit facility with National Bank of Canada.

Don Taylor, Chief Executive Officer of Titan, commented, “The operational, safety and cost performance in 2024 reflects the solid foundation established at ESM, where the team achieved the upper end of production guidance at lower-than-forecast costs, despite the disruption caused by Storm Debby. The improving TC environment for miners with forecast TCs below $150/t will further enhance profitability in 2025 as we continue to expand operations, reduce costs, and execute our growth plans.”

Rita Adiani, President of Titan commented: “The Company generated approximately $17 million in cash flow from operations and has retired $22 million of third party debt in 2024, demonstrating a solid and growing operation. Titan is well poised to execute its announced growth projects in 2025 strengthening its role as a key player in domestic critical minerals supply chains.”

TABLE 1 Financial and Operating Highlights

		FY 2024	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Operating
Payable Zinc Produced	mlbs	59.5	21.7	8.3	14.5	14.6
Payable Zinc Sold	mlbs	59.6	22.3	8.2	14.7	14.4
Average Realized Zinc Price	$/lb	1.23	1.28	1.27	1.30	1.11
C1 cash cost(1)	$/lb	0.91	0.81	1.32	0.79	0.97
AISC(1)	$/lb	0.94	0.86	1.35	0.79	1.00
Financial
Revenue	$m	64.3	26.3	8.3	18.0	11.7
Net Income (loss) after tax	$m	6.5	11.4	(4.9)	2.6	(2.6)
Earnings (loss) per share - basic	$/sh	0.05	0.09	(0.04)	0.02	(0.02)
Cash Flow from Operating Activities before changes in non-cash working capital	$m	16.5	10.9	(1.7)	7.0	0.3

		31-Dec-24	30-Sep-24	30-Jun-24	31-Mar-24	31-Dec-23
Financial Position
Cash and Cash Equivalents	$m	10.2	5.8	5.5	4.2	5.0
Net Debt(1)	$m	21.9	30.8	30.6	32.4	30.7

Note: The sum of the quarters in the table above may not equal the full-year amounts disclosed elsewhere due to rounding.

1 C1 Cash Cost, All-In Sustaining Cost (“AISC”) and Net Debt are non-GAAP measures. Accordingly, these financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. These financial measures have been calculated on a basis consistent with historical periods. Information explaining these non-GAAP measures is provided below under “Non-GAAP Performance Measures”.

For further details the reader is directed to the Company’s year ended December 31, 2024 Financial Statements and Management Discussion and Analysis available on the Company’s website and sedarplus.ca.

OPERATIONS REVIEW

Mining in the fourth quarter of 2024 focused on the Mahler, New Fold, and Mud Pond zones. Deepening of the lower Mahler ramp system provided access to high-grade ore in the Lower Mahler mining zone that supported higher than budgeted grades by 10%. Longhole stope mining in New Fold provided above-target grades and tons. Mining has continued in these same key zones during the first quarter of 2025.

While crushing and hoisting activities were halted from August 12, 2024, to September 26, 2024, mining activities continued and ore was stockpiled in the underground. Ore tons that were stockpiled in Q3 2024, during the rehabilitation of the crusher, were hoisted and milled in Q4 2024. This contributed significantly to higher tons and zinc metal produced in Q4 2024. With the excess capacity in the mill, the Company was able to achieve the top end of full guidance while beating cost guidance.

Work on projects in the fourth quarter of 2024 focused mainly on completion of an updated NI 43-101 technical report which was released in January 2025, a power upgrade in the Mahler mining zone, and final work on the crusher recovery project.

GRAPHITE UPDATE

The Company’s 100% owned Kilbourne Graphite Project is almost entirely located within the active use permit of the Company’s ESM #4 mine and within 400ft of the mill. In December 2024, the Company announced a maiden inferred mineral resource estimate of 22 million US short tons, at an average grade of 2.91% graphitic carbon (Cg), based on a cut-off grade of 1.5% Cg. A total of 39 diamond drill holes were completed on the property between the fourth quarter of 2023 and the second quarter of 2024, totaling 11,916 ft (3,362 m) drilled and testing roughly 8,300 ft (2,530 m) of Unit 2 (the Kilbourne host lithology) strike length within the Company’s permitted surface ownership.

Surface mapping, supported by historic drill logs, suggests an additional ~8,000 ft (2,438 m) of open strike length to the east, and ~7,500 ft (2,286 m) of open strike length to the south. The mapped historic extents of Unit 2 are within the Company’s owned mineral rights package.

During the fourth quarter of 2024 the Company began Phase III of metallurgical test work on graphitic material from the Kilbourne project. Samples representing 118 mineralized intercepts from four drill holes (KX23-001, KX24-002, KX24-003, and KX24-004) were used in the process optimization program.

The optimization program produced a flowsheet capable of producing a 98.8% C(t) concentrate from the master composite, with a recovery of 87.3%, graphite recovery is projected to increase to 90-91% in a closed-circuit.

With the positive metallurgical results of Phase III, Titan is in the final phases of completing engineering for a commercial demonstration plant (the “Facility”). The Facility is expected to produce 1,000-1,200t per annum of graphite concentrate and aims for modular expansion to baseline production of 40,000t per annum with further growth capability. The Facility will be fed Kilbourne mineralized material and will be co-located in the ESM mill area. It will benefit from leveraging personnel and infrastructure from the existing zinc ESM mill operations thereby reducing capital and operating costs.

The Company is progressing financing alternatives for the facility and will provide material updates as they occur.

Scientific and Technical Information

The scientific and technical information contained herein related to the mineral resource estimates at ESM and related matters is based upon the technical report titled "Empire State Mines 2024 NI 43-101 Technical Report Update Gouverneur, New York, USA" which has an effective date of December 3, 2024, and was approved by the following qualified persons: Donald R. Taylor, MSc., PG, Todd McCracken, P. Geo., Deepak Malhotra, P. Eng., and Oliver Peters, MSc, P. Eng., MBA. Mr. Taylor is the Chief Executive Officer of the Company. Messrs McCracken, Malhotra, and Peters are independent of the Company. Additional scientific and technical information contained herein related to the Kilbourne project is based on the Company's press release titled "Titan Mining Announces Phase III Metallurgy Results and Outlines Plans for Natural Flake Graphite Processing Facility in New York State", dated January 16, 2025, which was approved by Oliver Peters, MSc, P. Eng., MBA. Mr. Peters is a Qualified Person as defined by National Instrument 43-101 and is independent of Titan.

Non-GAAP Performance Measures

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well the Empire State Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 Cash Cost Per Payable Pound Sold

C1 cash cost is a non-GAAP measure. C1 cash cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, including mine site operating and general and administrative costs, freight, treatment and refining charges.

The C1 cash cost per payable pound sold is calculated by dividing the total C1 cash costs by payable pounds of metal sold.

All-in Sustaining Costs

AISC measures the estimated cash costs to produce a pound of payable zinc plus the estimated capital sustaining costs to maintain the mine and mill. This measure includes the C1 cash cost and capital sustaining costs divided by pounds of payable zinc sold. AISC does not include depreciation, depletion, amortization, reclamation and exploration expenses.

		FY2024		FY2023
	$	$/lb	$	$/lb
Pounds of payable zinc sold (millions)		59.6		62.0
Operating expenses and selling costs	42,787	0.72	46,774	0.75
Concentrate smelting and refining costs	11,564	0.19	18,540	0.30
Total C1 cash cost	54,352	0.91	65,314	1.05
Sustaining capital expenditures	1,891	0.03	2,029	0.03
AISC	56,243	0.94	67,343	1.08

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	December 31, 2024	December 31, 2023
Current portion of third party debt	$ 10,058	$ 31,655
Current portion of related party debt	22,023	4,124
Non-current portion of debt	-	-
Total debt	32,081	35,779
Less: Cash and cash equivalents	(10,163)	(5,031)
Net debt	$ 21,918	$ 30,748

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is built for growth, focused on value and committed to excellence. For more information on the Company, please visit our website at www.titanminingcorp.com

Contact

For further information, please contact: Investor Relations: Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including future results of operations; future exploration plans; the improving TC environment for miners with forecast TCs below $150/t will further enhance profitability in 2025 as we continue to expand operations, reduce costs, and execute our growth plans; Titan is well poised to execute its announced growth projects in 2025 strengthening its role as a key player in domestic critical minerals supply chains; projected graphite recovery; details regarding the proposed Facility, including that the Facility is expected to produce 1,000-1,200t per annum of graphite concentrate and aims for modular expansion to baseline production of 40,000t per annum with further growth capability, the Facility will be fed Kilbourne mineralized material and will be co-located in the ESM mill area, the Facility will benefit from leveraging personnel and infrastructure from the existing zinc ESM mill operations thereby reducing capital and operating costs; the Company is progressing financing alternatives for the facility and will provide material updates as they occur.. When used in this news release words such as “to be”, "will", "planned", "expected", "potential", and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to the ability to advance exploration efforts at ESM; the results of such exploration efforts; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.